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                                                         EXHIBIT 12
                            AMOCO CORPORATION
                         ______________________

             STATEMENT SETTING FORTH COMPUTATION OF RATIO OF
                        EARNINGS TO FIXED CHARGES
                  (millions of dollars, except ratios)

                               Nine
                              Months
                              Ended         Year Ended December 31,
                            Sept. 30,
                               1996   1995     1994    1993     1992    1991

Determination of Income:
  Consolidated earnings
    before income taxes
    and minority interest..  $2,666   $2,404   $2,491  $2,506   $  998  $2,035
  Fixed charges expensed by
    consolidated companies.     301      406      316     350      376     479
  Adjustments for certain
    companies accounted for
    by the equity method...      20       25        7      11       28      20

  Adjusted earnings plus
    fixed charges..........  $2,987   $2,835   $2,814  $2,867   $1,402  $2,534

Determination of Fixed Charges:
  Consolidated interest on
    indebtedness (including
    interest capitalized)..  $  231   $  317   $  288  $  299   $  333  $  433
  Consolidated rental
    expense representative
    of an interest factor..      80       89       23      50       44      54
  Adjustments for certain
    companies accounted for
    by the equity method...       5        6        5       8       20      24

  Total fixed charges......  $  316   $  412   $  316  $  357   $  397  $  511

Ratio of earnings to
  fixed charges............     9.5      6.9      8.9     8.0      3.5     5.0